# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hitek Global Inc., CIK 0001742341
CUSIP: G45139105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: Unit 304, No. 30 Guanri Road,, Siming District, Xiamen City,, Fujian Province, China (F4), 361008
Date of event which requires filing of this statement: 07/29/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051162

## Reporting persons
- Canaan International Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,636,000; shared voting power 0; sole dispositive power 3,636,000; shared dispositive power 0; aggregate amount beneficially owned 3,636,000 (15.9% of the class)
  Comment: On July 29, 2024, the Reporting Person purchased 1,818,000 shares of the Issuer's Class A ordinary shares and warrants to purchase 1,818,000 additional shares of the Issuer's Class A ordinary shares in a private placement. The total beneficial ownership reflected above includes both the Class A ordinary shares purchased and 1,818,000 Class A ordinary shares underlying the warrants. The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b). The percentage ownership referenced above in Row (11) is based upon the 21,107,364 Class A ordinary shares issued and outstanding as of the date of this report and assumes full exercise of the warrants that are exercisable by the Reporting Person. Yuanqiu Gao, as Director of Canaan International Ltd., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Yuanqiu Gao disclaims beneficial ownership of these securities for all other purposes.

## Item 1. Issuer
Name of issuer: Hitek Global Inc.
Address of issuer's principal executive offices: Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People's Republic of China 361008

## Item 2. Person Filing
Name of person filing: Canaan International Ltd.
Address of principal business office or, if none, residence: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI VG1110
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,636,000
Percent of class: 14.7
Sole power to vote or to direct the vote: 3,636,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,636,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
N/A

## Signatures
- Canaan International Ltd.: /s/ Yuanqiu Gao, Yuanqiu Gao, Director (01/10/2025)